

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
T. Riggs Eckelberry
Chief Executive Officer
OriginOil, Inc.
5645 West Adams Blvd,
Los Angeles, CA 90016

> **Re:** **OriginOil, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-175815**

Dear Mr. Eckelberry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

The Offering, page 5

1. In the first paragraph in this sub-section, please disclose that you issued warrants to purchase a further 39,218 shares to the placement agent and its affiliates. In the eighth paragraph, please clarify that you issued warrants to purchase 29,413 shares to Rodman & Renshaw LLC and 9,805 shares to affiliates of Rodman & Renshaw LLC. In the table immediately following the eighth paragraph, please add a footnote to the row "Number of shares that may be issued upon exercise of warrants" to disclose that 39,218 of these shares underlie warrants you issued to the placement agent and its affiliates.

Selling stockholders, page 14

2. Please identify the natural persons who have voting and/or dispositive authority over the common stock offered for resale by Brio Capital LP and GCA Strategic Investment Fund Limited. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

3. Other than Rodman & Renshaw, LLC and its named affiliates, which you have indicated received their securities as compensation for placement agent services, please disclose whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If any selling stockholder is an affiliate of a registered broker-dealer, please add to your existing disclosure that such selling stockholder purchased in the ordinary course of business. If any selling stockholder that is an affiliate of a broker-dealer is unable to make this additional representation, please state that it is an underwriter.

Item 16. Exhibits, page II-3

4. Please file counsel's opinion as soon as possible. Please note that we may have comments on the opinion once you file it and we will need adequate time to review it.

Item 17. Undertakings, page II-4

5. Please remove as inapplicable the undertakings set forth in paragraphs 4, 5(i), and 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Gary Emmanuel, Esq.
        Sichenzia Ross Friedman Ference LLP (via E-mail)